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                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of September 2003


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              .
                                                 --------------

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SUBSCRIPTION TO A PRIVATE OFFERING OF SHARES BY IIJ

     On September 16, 2003, the registrant announced it had subscribed for shares of common stock of Internet Initiative Japan Inc. ("IIJ") by third party allotment. Attached hereto is an English translation of a press release describing the details of subscription.

     The attached press release contains forward-looking statements, including, among other things, the ability of NTT and its subsidiaries (collectively, the "NTT Group") to develop and expand their broadband and information technology businesses by collaboration with IIJ, and to utilize IIJ's sophisticated Internet-related technological capabilities by further enhancing its business collaboration. Accordingly, the registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Factors that could cause these forward-looking statements to differ from those set forth in the attached press release, include, among other things, IIJ's business operations, the state of the economy in Japan and abroad, the success of new products, services and new business, the ability of the NTT Group and IIJ to achieve efficiently their business collaboration, and the effects of competition in the broadband and information technology and other related businesses.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION



                                              By /s/ Shigehito Katsuki
                                                 ---------------------------
                                                 Name:  Shigehito Katsuki
                                                 Title: General Manager
                                                        Department IV

Date: September 16, 2003

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                                                              September 16, 2003

 Subscription to a Private Offering of Shares by Internet Initiative Japan Inc.

Nippon Telegraph and Telephone Corporation ("NTT") and NTT Communications ("NTT Com") subscribed for shares of common stock of Internet Initiative Japan Inc. ("IIJ") by third party allotment (purchase price payment date: September 16, 2003) according to the following terms.

1. Details of subscription

   -----------------------------------------------------------------------------
                                         NTT         NTT Com     NTT Group total
   -----------------------------------------------------------------------------
   Subscription price (billion yen)        9.6          0.75           10.35
   -----------------------------------------------------------------------------
   Issue price per share (yen)         951,300       951,300               -
   -----------------------------------------------------------------------------
   Number of shares                     10,095           788          10,883
   -----------------------------------------------------------------------------

    NTT Group owns 12,135 shares in IIJ, 31.6% in total, as a result of this subscription.

2. Fundamental considerations behind subscription

NTT decided to subscribe to this private offering of IIJ's shares by third party allotment after consideration of a management support request from IIJ to subscribe to the offer. NTT believes that the NTT Group can utilize IIJ's sophisticated Internet-related technological capabilities by further enhancing its business collaboration with IIJ as a result of this subscription.

NTT recognizes the amount of this private offering of IIJ's shares by third party allotment corresponds to the amount which IIJ considers necessary to establish its financial management base. In deciding the amount of subscription, NTT also considered the amount of subscription by existing shareholders of IIJ and IIJ's future operational prospects.

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(Additional information)

Major items agreed with respect to this subscription

(1) Business Collaboration

NTT and IIJ agreed to cooperate and promote primarily the following in order to effectively achieve synergies:

     . Joint development of broadband and information technology and other related businesses.

     . Use of NTT Group services in IIJ's new businesses in order to expand businesses of both NTT and IIJ.

     . Arrangements for seconding employees to carry out the above.

(2) Board of Directors of IIJ

IIJ agreed that up to three members of its board of directors and the board of corporate auditors will be nominated by NTT in order to achieve efficiently the business collaboration between NTT and IIJ agreed to above and also as a result of IIJ becoming a consolidated subsidiary of NTT under equity method of accounting after the consummation of issuance of shares. Until the time IIJ appoints NTT's officials, NTT will attend the board of directors of IIJ as an observer in order to build up its business collaboration with IIJ without delay.

For further inquiries, please contact:
Department I
Phone: +81-3-5205-5122
E-mail: ki-ope@hco.ntt.co.jp